Mark Centers Trust

Third Amendment to Declaration
of Trust
Dated May 26, 1993
Mark Centers Trust, a Real Estate Investment Trust formed pursuant to Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland (1993 Replacement Volume) (the “REIT”), hereby certifies to the State Department of Assessments and Taxation that:
FIRST: The Declaration of Trust of the REIT is hereby amended by (i) substituting in lieu of the definition in Section 1.5 of “Related Party Limit” the following definition:
“Related Party Limit” means ownership, whether direct, indirect or as a result of attribution of ownership for purposes of the REIT Provisions of the Code, of in excess of 9.8% of either the number of total Shares outstanding or the total combined voting power of all classes of Shares entitled to vote.
(ii)    adding a SECTION 6.6(l) as follows:
Notwithstanding any other provision in the Declaration of Trust to the contrary, Marvin L. Slomowitz shall not be permitted to own directly, indirectly or as a result of attribution of ownership, in excess of 33.0% of the lesser of the number or the value of the total Shares outstanding.
(iii)    substituting in lieu of the second sentence of SECTION 6.4 Dividends or Distributions a new second sentence as follows:
The Trustees shall endeavor to declare and pay such dividends and distributions as shall be necessary for the Trust to qualify as a real estate investment trust under the REIT Provisions of the Code and to avoid tax liability to the Trust; however, Shareholders shall have no right to any dividend or distribution unless and until declared by the Trustees.
(iv)    substituting in lieu of the first sentence in Section 6.6(d) a new first sentence as follows:

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Any transfer of Shares or Securities convertible into Shares that would (i) create a direct or indirect owner of Excess Shares other than an Excepted Person; (ii) result in the Shares being owned by fewer than 100 Persons for purposes of the REIT Provisions of the Code; (iii) result in the Trust being “closely held” within the meaning of Section 856(h) of the Code or (iv) jeopardize the status of the Trust as a real estate investment trust under the REIT Provisions of the Code, shall be void ab initio and the prospective acquiror shall not be entitled to any rights afforded to owners of Shares hereunder and shall be deemed never to have had an interest therein.
(v)    substituting in lieu of the first sentence in Section 6.6(g) a new first sentence as follows:
Notwithstanding any other provision of this Declaration of Trust to the contrary, any purported transfer, exchange, sale or acquisition of Shares (whether such purported transfer, exchange, sale or acquisition results from the direct or indirect acquisition of ownership (as hereafter defined) of Shares) which would result in the termination of the status of the Trust as a real estate investment trust under the REIT Provisions of the Code shall be null and void ab initio.
SECOND: This amendment to the REIT’s Declaration of Trust was duly approved by the affirmative written consent of the holders of at lease two-thirds of the shares issued by the REIT and then outstanding on May 26, 1993.
IN WITNESS WHEREOF, Mark Centers Trust has caused these presents to be signed in its name and on its behalf by its President and attested by its Secretary, this 26th day of May, 1993. Each of the undersigned officers of Mark Centers Trust acknowledges, under the penalties for perjury, that this Third Amendment to Declaration of Trust is the act of the REIT and that, to the best of his knowledge, information and belief, the matters and facts set forth herein are true in all material respects.
ATTEST:    MARK CENTERS TRUST
/s/ Marvin J. Levine        By /s/ Marvin L. Slomowitz
Marvin J. Levine, Secretary            Marvin L. Slomowitz,
            President

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